ANDREI SIRABIONIAN Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4089 Main 212.407.4000 Fax 212.937.3943 asirabionian@loeb.com

Via Edgar

June 4, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Jan Woo
Katherine Way

Re:	Mount Rainier Acquisition Corp. Draft Registration Statement on Form S-1 Confidentially Submitted April 21, 2021 CIK No. 0001854461

Dear Ms. Woo:

On behalf of our client, Mount Rainier Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 17, 2021 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 filed on April 21, 2021. Contemporaneously, we are publicly filing the Company’s registration statement on Form S-1 (the “Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Andrei Sirabionian June 4, 2021 Page 2

Draft Registration Statement on Form S-1 Confidentially Submitted April 21, 2021 Registration Statement Facing Page, page 1

1.	Please revise the cover page and the table on page 96 to reflect the total amount payable as underwriting discounts and commissions. Disclose also that $6 million representing 4.0% of the proceeds from the offering will be payable to A.G.P. upon consummation of an initial business combination. See Item 501(b)(3) of Regulation S-K.

Response: The cover page and the disclosure on page 96 have been revised in accordance with the Staff’s comment.

Prospectus Cover Page, page 2

2.	You state here that you have 18 months to consummate your initial business combination, but disclosure in several other places in the filing indicates that you have 24 months to do so. Please revise as appropriate.

Response: The disclosure in the Registration Statement has been revised in accordance with the Staff’s comment.

Summary

Our Management Team, page 2

3.	Risk factor disclosure on page 26 states that certain of your officers and directors are currently affiliated with entities engaged in a similar business as yours, and accordingly they may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented. Please identify in your summary the other entities with which your management is currently affiliated that may compete with you for business combination opportunities.

Response: The disclosure in the Registration Statement has been revised in accordance with the Staff’s comment.

Our Competitive Advantage, page 3

4.	Please describe or define Dominion Capital and explain its relationship, if any, with your sponsor DC Rainier SPV LLC and your management.

Response: The disclosure in the Registration Statement has been revised in accordance with the Staff’s comment.

Private Placements, page 5

5.	You state that you issued 1,265,000 shares of common stock to A.G.P on March 26, 2021 for $7,333.33 in a private placement but in disclosure elsewhere in the filing, you indicate that these shares were issued as part of the underwriting compensation. Please revise to clarify the nature of the transaction.

Andrei Sirabionian June 4, 2021 Page 3

Response: The disclosure in the Registration Statement has been revised in accordance with the Staff’s comment.

6.	Your disclosure here and on page 75 indicates that A.G.P., the representative of the underwriters in the offering, has agreed to vote any shares they hold in favor of a proposed business combination. We note in this regard that the definition of “initial stockholders” on page 1 includes A.G.P. Elsewhere, however, where you discuss the 1,265,000 shares issued to A.G.P, for example on page 12, you disclose that A.G.P. has agreed to waive its redemption rights in connection with an initial business combination and its rights to liquidating distributions in the event that you fail to consummate a business combination within 18 months, but you do not disclose the voting agreement. Please revise to clarify whether A.G.P. has agreed to vote its shares in favor of an initial business combination and provide consistent disclosure on this point. To the extent there is such an agreement, please identify the agreement and tell us whether it will be filed as an exhibit. In this regard, we note that A.G.P. does not appear to be a party to the letter agreement to be filed as Exhibit 10.1.

Response: The disclosure in the Registration Statement has been revised in accordance with the Staff’s comment. The insider letter will be filed as an exhibit to the Registration Statement.

The Offering

Offerings proceeds to be held in trust, page 12

7.	You state here that except as set forth below, the proceeds in the trust will be not be released until (i) the completion of your initial business combination within the required time period or (ii) the redemption of all of your outstanding public shares if you have not completed your initial business combination within the required time period. Disclosure on page 6 states that your initial stockholders have agreed inter alia not to propose or vote for a charter amendment that would extend the 18-month period you have to complete your initial business combination, unless you provide public stockholders an opportunity to redeem their public shares in connection with such an amendment. Please revise your disclosure to clarify whether proceeds from the trust account may be released to redeem shares in connection with such a charter amendment.

Response: The disclosure in the Registration Statement has been revised in accordance with the Staff’s comment.

Limited payments to insiders, page 13

8.	The disclosure here suggests that the 4.0% business combination agreement fee payable to A.G.P. may be paid prior to the initial business combination, but disclosure elsewhere states that this deferred compensation will be payable from the trust account only upon consummation of an initial business combination. Please revise to clarify when and from what funds the 4.0% fee will be payable to your underwriter representative.

Response: The business combination fee will be payable from the trust account only upon consummation of the initial business combination. The disclosure in the Registration Statement has been revised accordingly.

Andrei Sirabionian June 4, 2021 Page 4

Stockholder approval of, or tender offering in connection with, initial business combination, page 13

9.	We note your risk factor disclosure on page 31 stating that shareholders must vote either for or against a business combination, and may not abstain or fail to vote, in order to redeem their shares in connection with a vote on a proposed business combination. Please revise your disclosure on page 13 and elsewhere where you discuss redemption rights in connection with a vote on a proposed business combination to clarify that abstaining or failing to vote renders shareholders ineligible to redeem their shares.

Response: The disclosure in the Registration Statement has been revised in accordance with the Staff’s comment.

Principal Stockholders, page 73

10.	Please revise to identify the natural person or persons who have voting and investment control of the shares held by each of the entities in the table.

Response: The disclosure in the Registration Statement has been revised in accordance with the Staff’s comment.

11.	You disclose at the bottom of page 73 that immediately after the offering your initial stockholders (excluding the holders of representative shares) will beneficially own 20% of your outstanding shares, but this disclosure does not appear consistent with the information provided in the beneficial ownership table. In addition, disclosure throughout the filing, including on pages 5, 11, 27, 33 and 44 as examples only, is inconsistent as to whether the representative shares are included in the 20% of your shares that will be owned by your initial stockholders after the offering. Please revise throughout to clarify.

Response: The disclosure in the Registration Statement has been revised in accordance with the Staff’s comment.

Please call me at 212-407-4089 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Andrei Sirabionian

Andrei Sirabionian
Partner